Cassidy & Associates

Attorneys at Law

215 Apolena Avenue

Newport Beach, California 92662

Email: CassidyLaw@aol.com

Telephone: 202/387-5400                               Fax: 949/673-4525

May 9, 2012

John Reynolds

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Powerdyne International, Inc. Amendment to Registration Statement on Form S-1 File No. 333-172509

Dear Mr. Reynolds:

Attached for filing with the Securities and Exchange Commission in response to the Commission's letter of May 7, 2012 is the Powerdyne International, Inc. registration statement amendment No. 8 on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in its comment letter.

1.	A sentence has been added to the cover page of the prospectus indicating the company qualifies as an emerging growth company.

2.	A section describing the JOBS Act, loss of status as an emerging growth company and the exemptions available to the Company appears beginning on page 24 of the prospectus.

This section also contains the Company's election not to opt out of the extended transition period for complying with new or revised accounting standards.

This section also discusses the exemptions already available as a Smaller Reporting Company.

3.	A risk factor regarding the impact of the Company's decision not to opt out of the extended transition period for complying with new or revised accounting standards appears on page 7 of the prospectus..

4.	Disclosure has been added to the critical accounting policies discussion beginning on page 28.

In that the Company is anxious to have this process completed and the registration statement available to apply for acceleration of effectiveness, I ask that you telephone me directly at the letterhead number or my cell phone at 202-415-3563 if you have any questions or comments.

Sincerely,

Lee W. Cassidy